Filed by AIR Holdings Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc. Commission File No. 001-42716

Date: December 23, 2025

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On December 22, 2025, Stuart Brazier (“SB”), Chief Executive Officer of AIR, was interviewed by Ben Rabizadeh (“BR”) on StoryTrading on X, with Dougie Fresh Picks (“DFP”), Rhett Foster (“RF”), Money Mark (“MM”) and Ryan Emperador Maximiliano (“REM”) in attendance. The transcript of this interview is below.

REM: I just want to thank Stuart for coming on again. Again, he's the CEO of Advanced Inhalation Rituals. Of course, a quick disclaimer, this is a paid segment here on our WolfX spaces and not a recommendation to buy or sell any security or any instrument. Of course, as always, please do your due diligence, but we are excited to have Stuart joining us today. And Stuart, if you want to go ahead and jump in, give us a quick – I'm gonna fix that title, but – Let me have you jump in. Give us a quick introduction. Remind the audience, maybe some new members out there that didn't get to hear about you guys last time, so we'd love to hear your introduction on you and Advanced Inhalation Rituals.

SB: Thank you very much indeed. Firstly, can I just sound check. Can you hear me?

REM: Yes, sir, actually, loud and clear.

SB: Excellent, great. Well, good morning, everyone. Great to be back again. So, I'm the CEO of Advanced Inhalation Rituals or AIR, and we are the largest manufacturer of flavored hookah or shisha molasses in the world. We produce the most out of anybody. We also own the largest hookah brand, which is called Al Fakher. It's a category that's actually defined by flavors, and these flavors are proprietary. So you've got to think a little bit about Coca-Cola and sort of the “secret sauce.” We sell our products in over 90 markets around the world, and we're known for our quality and longevity of the experience. Last year, in 2024 we had revenues for the core business of $374 million and that drove an adjusted EBITDA of $148 million and probably most impressively, our net cash generated from operating activities was $150 million, so like any tobacco business, it’s really, really cash generative. And you know, we've been been around for over 25 years now, but we haven't sat in our laurels. We have been investing in our future, and we've invested heavily in innovation over the last few years and that's now allowing us to introduce new products to the market. The first of these was or is a product called OOKA (“o” “o” “k” “a”), and shisha molasses, or hookah molasses, is about 600 years old. Nothing's really changed in the category, and this was the first big revolution in the category. And basically it's a way of enjoying hookah without using the charcoal. So a little bit like an Nespresso machine or a Keurig machine for coffee. We use capsules with our OOKA machine, and it allows you to load the capsule and it's heated with an oven. And after five minutes of heating, you can sit there and enjoy your OOKA experience without needing to keep running around and putting the charcoals back on. So that’s a little bit of a summary about us and what we do.

BR: Ah, great. Thank you, Stuart. And just to remind the audience here. This is a SPAC deal with Cantor Fitzgerald. It’s “C” “A” “E” “P” is the ticker symbol. Cantor Equity Partners III. Ticker symbol: “C” “A” “E” “P” that was just recently announced, and the ticker symbol when the deal is done is going to be “A” “I” “R” “E”. Is that correct, Stuart?

SB: “A” “I” “I” “R”.

BR: “A” “I” “I” “R”. Okay. And just a quick update on the timeline, when do you expect that to happen?

SB: Yeah, we still expect that to happen in the first half of 2026.

BR: Okay, all right, great. So you know, the thing that's always captured my attention here, obviously, it's a very interesting topic, and I'm sure Rhett and Dougie will have some questions for you. But like captures my interest is that it's very unusual for a SPAC candidate that's merging a SPAC target to be profitable. So I'm just very interested in watching to see how this turns out. You know, once the deal is done in terms of how it’s received by the market and the price action, everything. It’s definitely a very unique thing. You don't, you don't really see this every day, merging with a company that's actually profitable. So that's going to be very interesting. That's why I'm keeping very close tabs on on this story here myself. Now, since last time we talked with you, are there any new updates you want to let us know about?

SB: We've been I think, yeah, about a week ago, or a couple of weeks ago, we announced a bolt-on acquisition that that we made. You know, around the world, as I say, we are the largest hookah manufacturer, or hookah molasses manufacturer. And our competition, we don't have any global competition. Our competitors tend to be regional or local. That means we're as big as the next four competitors combined. But it also means that if we watch the market, and we see smaller competitors doing well with particular flavors or particular products that we're then able to talk to them and, you know, in some cases, actually acquire them at levels that's going to be accretive to our business. So a couple of weeks back, we announced the acquisition of a brand called NameLess, which is very, very popular in Germany. And what we'll do is we will take that brand and we'll through our worldwide distribution, begin to share that with other markets other than Germany. And obviously we, you know, we plan for that to accelerate our our growth. So that was the main announcement.

BR: Okay, great. And I'll start just one question I have, and then I'll turn it over to my colleagues, in case they have any but this OOKA Sorry, little under the weather here, but it's very interesting, because you're trying to revolutionize this space in a way here, and you know, we talked about this before, in terms of the kind of this cultural or social expectation, or the social, social behavior that we need to change in order to kind of accept this new methodology has a lot of upside in terms of being less messy. You know, but I'm curious, if you know, people will resist it just because it's new? And maybe, maybe people like the message, right? So do you have any data or focus groups or anything, any kind of data you can point to of early reception and how people are welcoming this?

SB: Yeah, you're right. I mean, you know, it really is sort of first world. And as I said earlier, something that's been around for 600 years, and when you're trying to change that, of course, there's, you know, early adopters who, you know, jump hold of anything that's new and interesting, but, but you're right. People are used to putting charcoal on on top of their molasses and drawing the heat and it vaporizes. It's an activity which is occasional. It's social. People do it with family, with friends. They sit down; they share stories. It's it's time to relax. It’s a little akin to having a cup of coffee or having a tea or or having a drink with friends. So they're used to that. And then we introduce something that's, you know, innovative, high tech, new, different, a slightly different experience as well, of course, because you're taking the charcoal out of it. And you know, sometimes, if you're drawing the heat, you can taste a little bit of the charcoal. So I suppose, really, the, you know, the best comparison is like thinking about somebody who's got one of those, you know, $10,000 coffee machines at home, and they're grinding the beans and they're making the special coffee for you, and then moving across to a Nespresso or a Keurig machine. So the experience is slightly different. But for the OOKA, it's actually a much cleaner experience. And many people enjoy the fact that it is a cleaner experience. Many people enjoy the fact that it is convenient, easy to use. So if you think about having a dinner party and you want to enjoy OOKA afterwards, rather than spending 25 minutes putting it together and getting all messy and eating the charcoal, you can now just pull out this rather beautiful, beautifully designed machine, stick it on the table, put in the pod, press the button, and then five or six minutes later, you're able to enjoy it. So it is very different. It's portable as well. I live in Dubai, and a lot of people in this part of the world, when they go on holiday, they actually like to take their hookah pipes with them. And so we cater for that as well, and we have an OOKA backpack, so it's easy for people to take with them on the plane and take on holiday, and they can enjoy it on the on the beach or enjoy it by the pool, wherever they want. So you know that the game is because it's new, is obviously over time, raising people's awareness of this, getting feedback as well as to what the experience is like, what people like, what they think could be better, how could it be improved. And of course, over time, we will further develop and reiterate it, but everybody loves the idea of it, and there certainly seems to be a consumer need out there, and I'm very confident that over time, we can build a larger and larger following for our OOKA device.

BR: Is this being distributed inside the hookah bars? Or it's just like an online purchase? How do people become aware of this or purchase?

SB: Yeah, so the category is, it's off trade and on trade, right? So on trade, in lounges, in cafes. We have a version, which is called the OOKA Pro. And for at home use or off trade, we have the normal OOKA. And I think the best comparison to make is if you think about a running machine. So when you go to a gym, it's a commercial running machine. It's being used all day. It's heavy duty, whereas when you buy a running machine for home, it's a little lighter duty, because it's not going to get the same amount of use. So the pro version has a much larger battery pack and charge for longer, and, you know, is good for like, six or seven sessions. So that if a cafe owner is allowing the table to use it, once it's finished, it's ready to go to the next table. Whereas for home, you're not really going to need six or seven sessions an evening. So we cater for both at home and and on trade with this device.

BR: And sorry, this is my last question before I let some of my colleagues speak. So what's the status of that distribution? Are you doing? Like, country by country? State by state? Like, where is it about? Like, how many lounges is it available in right now?

SB: Yeah, it's still, it's still in pretty early days. So it's, it's available in lounges in the UAE, where I am in the United Arab Emirates. It's also available in Germany, in the cities in Germany and in the US. Actually, there are lounges, cafes in Miami, where it's also available. So for the US –

BR: Where in Miami? I am not sure if you’re still on the speaker. If you are, you got to try to find out where that is. Give that a try and let us know.

SB: You know, if you go to the Four Seasons, I think it's, is it Brickell? Am I pronouncing that right? In Miami? You'll find it available in there. And you know, for the US, we'll, we'll take a city-by-city approach and gradually get the word out there.

BR: All right, cool. Let me turn over to Emp, and then Rhett. And by the way, Money Mark, you always welcome hop in and ask your financial questions and be the tough guy in the room, which I love. So Emp, I'll turn it over you for now.

REM: Yes, Stuart. It’s just great having you on again. With the updates and everything, I just want to clarify the opportunity here, if people are interested, as far as the roadmap for investing, where can people look to invest in this? What's the timeline on that and all those pieces there?

SB: So we're looking to close the deal in the first half of 2026, so it would probably be in q2 that we're targeting. The ticker will be AIIR, and that will be trading as soon as the deal is closed. And again, to just talk a little bit more about the business, we have this tremendously strong, cash generative core business. The core business is this hookah molasse. As I say, we're the global leader. We're distributed all over the world. Over the last five years, we've been able to consistently link the CAGR over the last five years for top line growth for the core businesses is 5%. For the adjusted EBITDA, it's 8% over that same period, and we're able to grow this business because it's actually a growing category, right? It's becoming more popular in Western markets like the US and Europe, because it is a relaxing social thing to do, an occasional social thing to do with with your friends, as I say, and in in this part of the world, in the Middle East, you've got (and Africa and Asia), you you have demographic tailwinds that are also increasing demand over time. So the category is growing, and we are a leader in the category. We also continue to grow our share in our core markets. And also the total TAM of this category is actually much larger than people would think. The annual TAM is between $15 to $19 billion. That's how much consumers spend every year on this category. When you think about it, you know, a lot of that, or the lion's share of that, is actually spent in lounges and in some places, particularly in a place like Dubai, people pay over $100 to sit down and enjoy a shisha with their friends. So there's pricing opportunity as well for us, because the manufacturers’ TAM is much smaller than that $15 to $19 billion. So as manufacturers, we know that further down the supply chain there's good money being made, and therefore as a product, it's not very price elastic for us as manufacturers. So year-on-year, we're able to take incremental pricing. We can grow share. And, also, as the category evolves, we see different pockets or sub-segments emerging in the total category, and that allows us to innovate and introduce new products to those consumers. So there's innovation, there's premiumization, there's pricing, there's share gains and there’s also category growth that allow our core business to grow. Something else we're doing as well, we're shifting more and more of our business from offline to online, because being online allows us to go direct to our consumers, therefore increasing our margins. It also allows us to launch new products directly to them as well. Very recently in the US, we actually launched a new product in collaboration with Snoop Dogg. So you know, Snoop has been following the category for some time. He's out. We spend a lot of time out in clubs with people, loves music, loves a crowd, and has watched how this whole hookah culture evolved. And we're able to get together and collaborate on some really, really exciting flavors, which have now, you know, available in the U.S. for a couple of months now. And that's really, really exciting for the category as a whole. So that's the core business. As I say, core business growing, lots of opportunity to keep growing into the future. And I mentioned earlier about the fact that we now built this capability to innovate. I've talked about but also the Al Fakher brand. We are able to stretch that Al Fakher brand into other nicotine adjacencies. So we are in the process of launching vapes for Al Fakher, and we've launched what's called Crown Switch in Germany. We launched that about a month ago. That's our first market for Crown Switch, and we will look to to drive that across the European geographies first, and then once we've gone through the right regulatory steps in the US, launch in the US, and we also have Al Fakher nicotine pouches as well, which we have launched in the Middle East. I don't know if you guys are familiar with these, if you've heard about ZYN, and VELO and ALF. Given that we have many millions of consumers around the world who will be testing and trying these other nicotine categories, we thought it was only right to offer our quality standard and our brand in those categories as well. So these are also exciting TAMs and large TAMs that we're beginning to step into. So about the OOKA TAM, our core business. We've got lots of room to grow there, and now we're beginning to put products into adjacent towns, which are also sizable. I mean, the vape town is now about $30 billion. Nicotine pouch town is about $9 billion and growing at a CAGR of around 13% or 14% per year. So it’s a very, very exciting time for the business, lots of growth opportunities ahead and that's why we are really excited to go public and give people the chance ot join in this journey with us.

REM: I appreciate that Stuart, and there are some really great pieces there, and you hit perfectly on my follow up question too. So I'll go ahead and pass the mic. I don't know. Ben, do we want to go over to Rhett next?

BF: Yeah, Rhett, go ahead. Got any thoughts?

RF: Hey, Stuart, how's it going? Yeah, I would just like to follow up on the Crown Switch. And your the initial feedback you guys have been getting so far from that over in Germany, because I know that's the first launch of that product.

SB: Well, we've hit our selling targets, Rhett. So, I mean the vape business is a is a really, really competitive space. There's lots of products out there. You want to try and differentiate yourself. Our product obviously carries the Al Fakher name, the Al Fakher brand, and also, you know, Crown Switch, but also, it's a really high tech product actually. In that product, there's something called a Quantum Chip, and it's the first vaping device that doesn't use a coil and wick, right? And some people might be familiar with how vaping works, but literally, it's a coil that gets heated, and there's a wick, and on that wick you have some ceramics, and it flashes the liquid and it vaporizes it, and sometimes in that process, you can get some heavy metals or ceramic particles, which are obviously undesirable. But what this quantum chip does is it allows you to vape without using the coil or the wick and therefore takes out the risk of heavy metals or ceramic particles. So again, it's a really, really clean vape experience, or vaping experience, and also the molecules are much smaller than in traditional vapes. So the whole experience should be much cleaner and much more effective. So we're very, very excited about this product as well.

RF: That's awesome. And then my other follow up question to that is: with the VANT products, how is that going for you guys? I actually ordered a couple of the pods, but I don't know. Am I able to –

SB: Did you?

RF: Yes, I did. I got the focus.

SB: Oh that’s fantastic.

RF: I haven't been able to try them yet because I forgot to order the actual part –

SB: The device.

RF: Yeah.

SB: Okay. Like it, yeah, good. So, yeah. So that feeds very nicely on from the vapes. And you're right, this product VANT, which we're actually just testing in market at the moment, so you're right. You obviously, you know, we're testing it in New York, and we're testing it in Madrid, in Spain. And again, this uses this Quantum Chip. And as I said, this Quantum Chip actually produces a lot smaller particle size or molecule size, than traditional vapes, and that allows you to inhale effectively for the first time. Some different products – You talked about focus. So VANT actually caters for different needs, right? One of the products is to maybe to help you sort of relax before sleeping. And in this product, you're able to inhale things like chamomile, valerian root, passionflower, so the sort of things that many of us take as pills before we go to sleep, to try and relax the brain or clear the head. Now you're able to have these in a vape form. There's also caffeine available, which is designed to give you energy, obviously, and then Focus. And Focus is a is interesting because it contains a product called axarin, which isn't very common, but it gives you a kind of a different focus from focus that you might get from nicotine. The last of the products is called Zen, which which contains CBD, and that's designed to make you relax. So we're testing those. We are getting different feedback. I mean, in in in Spain, you know, early signs are actually that the CBD ones are pretty popular. But we're also testing different messages with consumers to see what sort of “sticks.” And of course, you know, if you say to someone: do you have sleeping, or do you need help with with sleeping? A lot of people say they do. So next time you're ordering, try to get one of the sleep ones to see if it helps you, Rhett.

RF: Awesome, will do. So then another question, in terms that. What are you guys doing in terms of affiliate marketing to really, like, spread the word out there on social media? Are you guys doing affiliate marketing or just doing partnerships, with, like, Snoop Dogg?

SB: Yeah, at the moment we have got this collaboration with Snoop. We've also got a collaboration with Cookies. I don't know if you guys are familiar with that brand, but they're certainly large in in

California. And really we're doing this because we do see different people coming into the category, and I talked about Al Fakher. And Al Fakher is known for single flavors. Two Apple is its biggest/largest and best-known flavor. But what we've seen as other people are coming into category, they're not just looking for single flavors. They're looking for cocktail flavors or mixes. And so this is why we're introducing these mixes in these collaborations with some of these names like Snoop and Cookies, because these consumers, or these newer consumers, can be more familiar with with these people and and obviously encourage them to trial our flavors. So that's what we're working on at the moment, I say, early days on the Snoop collaboration but very positive response so far.

RF: Thank you for that. Appreciate it. Dougie, you wanna hop in here?

DFP: Yes, Stuart. Quick question. You mentioned that you have a location in the Four Seasons in Miami. So would the Four Seasons be a company that you could work with, because that seems like great partnership with you guys. I know I have a Four Seasons right in the Philadelphia area. It’s a beautiful location, the bar area. So the Miami set up, is the lounge right by the bar area? How is that set up? Can you explain that?

SB: Yeah, I'm too familiar with the Four Seasons in Miami, but I believe there's a particular lounge there. I can't think of the name off the top of my head, but you know somewhere where you can sit outside. I've seen a video of it. Actually, I just can't think of the name, but you're right Dougie, things start like this, right? You go to cities. Yu get collaborations with a particular place. If it's successful, you can then move on to regional accounts, and ultimately you can move on to global accounts. And that's what we'll aim to do over time. So you know, Four Seasons here, Four Seasons there. And, you know, we can then look to make it an even bigger collaboration and an arrangement, because OOKA in lounges is, you know, a high end product, right? It's trendy. It's something different for people to try, and it's also something for people share on their Instagram. The thing about this category is because you're sitting down with friends, people love to take pictures of them having an OOKA or having a OOKA and then sharing it on Instagram, and that obviously helps get the word out about and to get more and more people interested.

DFP: Yeah, I think that idea, because I could see the Four Seasons, especially not so much in the winter, but in the summer, it being a big deal. Obviously Miami is a bit warmer, so it’s great for all year round. But yeah, I could definitely see in the Philadelphia Four Seasons. I know that location in the Four Seasons really well over there, I could see them having a little hookah lounge out there. It's beautiful.

SB: So yeah, it's all winter heaters out there. You know how you sort of see these electric heaters, so people can sit out in the winter.

DFP: We have them all over this area, especially they came out during Covid. They forced everybody outside. So all the restaurants just kind of kept them out since Covid, and people enjoy outside in the winter around, yeah, definitely very interesting. I'd like to keep up on that. Maybe Money Mark can shoot over to the Four Seasons in Miami. He's in that area and can let us know what the hookah lounge looks like and how that is.

MM: Absolutely.

SB: Please give it a go, Mark. Give it a go.

MM: You got it.

DFP: Alright, Friday livestream, we’re gonna need to see you on stream. Just tell them Stuart sent you to check it out and they should take care of you.

SB: I look forward to hearing about it. Fantastic. Thank you for your support, gents.

BR: Alright, Emp, any final thoughts?

REM: I’m good on my side, Stuart. I guess the final thing I always love to ask people when they come on is just is there one thing we maybe did not mention here that you want to make sure we get across to the audience today?

SB: No, look, the key message about this business is that we are very, very strong in the space, which is our core business. We are the global leader, which we have said at the outset. We have got growing revenues. We are very cash-generative. That has allowed us to over the years invest in building our capabilities, in building our innovations, in protecting our innovations with appropriate patents and now we are in a position where we can begin to roll our those innovations to the market, so exciting times ahead for the business. The timing for us to go public couldn’t be better. We are IPO-ready and we are really excited about listing on the NASDAQ in the very near future. Great to talk to everyone and thank you so much for your time and let me wish everyone a happy Christmas.

BR: Thank you so much, Stuart. We are looking forward to seeing your progress and Merry Christmas and happy holidays to everyone here as well. Thank you.

SB: Cheers, thanks a lot. Bye now.

Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be dehemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, the anticipated time of the first confidential submission of a registration statement on Form F-4 with the SEC and the timeline for SEC’s review of the F-4 registration statement, anticipated use of proceeds, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.